Room 4561

May 2, 2006

Mr. Robert Tsuida
President
Alexander International Ltd.
17-2885 Packard Ave
Coquitlam, B.C. Canada V3B 6G4

      Re: Alexander International Ltd.
              Item 4.01 Form 8-K
              Filed March 24, 2006
              File No. 000-50157

Dear Mr. Tsuida:

      We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed March 24, 2006

1.   We note in your Form 8-K that none of the reportable events described under Item 304(a)(1)(v) of Regulation S-B occurred within the two most recent years of the Company ended December 31, 2004 and 2003. However, the most recent fiscal years discussed throughout this 8-K refer to December 31, 2003 and 2002. Help us understand why the dates of the two most recent fiscal years are not consistent throughout this Form 8-K or revise for consistency.

2.   We also note your Exhibit 16 letter from Beckstead and Watts, LLP does not comply with Item 304(a)(2). In this regard, please provide an updated Exhibit 16

letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K.

General

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please respond to these comments within five business days or tell us when you will respond. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Patrick Gilmore, Staff Accountant, at (202) 551-3406 or Kathleen Collins, Accounting Branch Chief (202) 551-3499 if you have questions regarding these comments.

Sincerely,

Patrick Gilmore
Staff Accountant